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                              [AMBIENT LETTERHEAD]

                                                        July 8, 2005

BY FACSIMILE

Mr. Adam Washecka
Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549

     RE: ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004; QUARTERLY REPORT ON FORM 10-QSB FOR THE FISCAL QUARTER ENDED MARCH 31, 2004
                  FILED BY AMBIENT CORPORATION (THE "COMPANY")
                               FILE NO.: 000-2373

Dear Sir:

        Reference is made to the comment letter dated June 27, 2005 from the staff of the Division of Corporate Finance ("Comment Letter") relating to the Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "Annual Report") filed by the Company on March 31, 2005 and to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 ("Quarterly Report").

        In response to the staff's comment on the Annual Report, attached herewith are (i) the cover page of the proposed amended and restated Annual Report on Form 10-KSB/A containing the "Explanatory Note" describing the nature of the amendment, (ii) the report of the Company's previous auditors, Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, with respect to the Company's cumulative statements of operations, stockholders' equity (deficit), and cash flows for the period from June 1, 1996 (date of inception) to December 31, 2002, (iii) a revised report of Rotenberg Meril Solomon Bertiger & Guttilla, P.C., our current auditors, containing conforming revisions, and (iv) a revised consent of Rotenberg Meril Solomon Bertiger & Guttilla, P.C. referencing the Form 10-KSB/A. The Company intends to file an amended and restated Annual Report on Form 10-KSB/A, which will be identical in all respects to the Annual Report originally filed on March 31, 2005 except for the revised cover page attached hereto and the reports of the respective auditors and the consent of the current auditor, and except that the signature page of the amended and restated Annual Report on Form 10-KSB/A and the Section 302 and 906 certifications will be dated as of the date above.

        We believe that the Comment Letter does not necessitate any revisions to the Quarterly Report.

        I trust that the foregoing addresses the concerns addressed in the Comment Letter. Please do not hesitate to contact me if I can be of further assistance.


                                                Very truly yours,


                                                /s/ Lauren Farrell
                                                Chief Financial Officer